# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Newton Golf Company, Inc., CIK 0001934245
CUSIP: 78577G301
Title of class of securities: Common stock, $0.01 par value
Address of issuer's principal executive offices: 551 CALLE SAN PABLO, Camarillo, California (CA), 93012
Date of event which requires filing of this statement: 03/16/2026
Amends the filing with accession number 0001493152-25-025066
Filed by CIK 0001966393
Persons authorized to receive notices and communications: Brett Widney Hoge, 551 Calle San Pablo,, Camarillo, California (CA), 93012, 855-774-7888

## Reporting persons
- Brett Widney Hoge (CIK 0001966393): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 270,873; shared voting power 50,000; sole dispositive power 270,873; shared dispositive power 50,000; aggregate amount beneficially owned 320,873 (6.7% of the class)
  Comment: The shares over which Mr. Hoge has sole voting and dispositive power consist of (i) 270,373 shares of common stock held directly and (ii) 500 shares of common stock issuable upon the exercise of stock options within 60 days. Mr. Hoge also has shared voting and dispositive power of (i) 30,000 shares of common stock issuable upon the exercise of warrants held by the Brett Widney Hoge Revocable Trust dated July 7, 2014 within 60 days and (ii) 20,000 shares of common stock issuable upon the exercise of warrants held by RGH & BRH LLC within 60 days. The ownership percentage is based upon 4,752,463 shares of the issuer's common stock outstanding as of November 18, 2025, as reported in the issuer's definitive proxy statement filed with the Securities and Exchange Commission on November 21, 2025.
- Brett Widney Hoge Revocable Trust dated July 7, 2014: type of reporting person: other (OO); citizenship or place of organization: North Carolina (NC); source of funds: working capital (WC); sole voting power 0; shared voting power 50,000; sole dispositive power 0; shared dispositive power 50,000; aggregate amount beneficially owned 50,000 (1% of the class)
  Comment: The shares over which the Brett Widney Hoge Revocable Trust dated July 7, 2014 have shared voting and dispositive power consist of (i) 30,000 shares of common stock issuable upon the exercise of warrants held by the Brett Widney Hoge Revocable Trust dated July 7, 2014 within 60 days and (ii) 20,000 shares of common stock issuable upon the exercise of warrants held by RGH & BRH LLC within 60 days. The ownership percentage is based upon 4,752,463 shares of the issuer's common stock outstanding as of November 18, 2025, as reported in the issuer's definitive proxy statement filed with the Securities and Exchange Commission on November 21, 2025.
- RGH & BRH LLC: type of reporting person: other (OO); citizenship or place of organization: North Carolina (NC); source of funds: working capital (WC); sole voting power 0; shared voting power 20,000; sole dispositive power 0; shared dispositive power 20,000; aggregate amount beneficially owned 20,000 (0.4% of the class)
  Comment: The shares over which RGH & BRH LLC have shared voting and dispositive power consist of 20,000 shares of common stock issuable upon the exercise of warrants held by RGH & BRH LLC within 60 days. The ownership percentage is based upon 4,752,463 shares of the issuer's common stock outstanding as of November 18, 2025, as reported in the issuer's definitive proxy statement filed with the Securities and Exchange Commission on November 21, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.01 par value
Name of issuer: Newton Golf Company, Inc.
Address of issuer's principal executive offices: 551 CALLE SAN PABLO, Camarillo, California (CA), 93012

## Item 2. Identity and Background
Name of person filing:
Brett Widney Hoge
Brett Widney Hoge Revocable Trust dated July 7, 2014, a trust formed in the State of North Carolina
RGH & BRH LLC, a North Carolina limited liability company
Residence or business address: The address of each reporting person is 121 Grasslands Ct, Advance, NC 27006.
Present principal occupation or employment:
Mr. Hoge is Senior Management Director, Financial Advisor at The Hoge-Barrett Group of Truist Investment Services, Inc.

The Brett Widney Hoge Revocable Trust dated July 7, 2014 and RGH & BRH LLC are estate planning vehicles that make and hold investments.
Criminal convictions in the last five years: During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Hoge is a United States citizen. Each of the Brett Widney Hoge Revocable Trust dated July 7, 2014 and RGH & BRH LLC was formed under the laws of the State of North Carolina.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Mr. Hoge's stock options exercisable for 500 shares of common stock of the issuer within 60 days were issued as compensation for Mr. Hoge's service as a director of the issuer. Mr. Hoge acquired the 270,373 shares of common stock of the issuer using his personal funds.

The 30,000 shares of common stock issuable upon the exercise of warrants held by the Brett Widney Hoge Revocable Trust dated July 7, 2014 within 60 days and the 20,000 shares of common stock issuable upon the exercise of warrants held by RGH & BRH LLC within 60 days were acquired from the issuer in a private placement, pursuant to which on March 16, 2026, the issuer sold unsecured promissory notes in an aggregate principal amount of $500,000 and common stock warrants to purchase up to an aggregate of 50,000 shares of common stock, at an exercise price of $1.75 per share to the reporting persons (the "Private Placement").

The convertible notes mature 18 months from the date of issuance (the "Maturity Date") and accrue interest at an annual rate of 10% per annum with such interest paid in kind. The convertible notes are convertible into shares of common stock (the "Conversion Shares") at the option of the purchasers. The outstanding principal balance and unpaid accrued interest of the convertible notes on or during the 60 days prior to the Maturity Date, effective on the Maturity Date, convert into Conversion Shares at the conversion price of $1.60 per share of common stock, subject to adjustments from time to time (the "Conversion Price"), with the number of Conversion Shares to be determined by dividing the outstanding principal balance and unpaid accrued interest that is being converted by the Conversion Price (rounded to the nearest whole share so that no fractional shares are issuable).

In the event the issuer's common stock closes at or above $3.00 per share for 10 consecutive trading days on or before the Maturity Date, the issuer may, in its sole discretion, elect to convert in whole upon 10 calendar days' written notice to the holders, the convertible notes into Conversion Shares at the Conversion Price. Upon the occurrence of a change of control prior to the conversion or repayment of the convertible notes, the holders shall have the option, exercisable by written notice to the issuer prior to the closing of such change of control, to have the outstanding principal and unpaid accrued interest repaid in full following such closing or convert the outstanding principal balance and unpaid accrued interest into common stock at the Conversion Price.

These securities were acquired in the Private Placement using working capital of the Brett Widney Hoge Revocable Trust dated July 7, 2014 and RGH & BRH LLC.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Hoge currently serves as a director of the issuer. As a director of the issuer, Mr. Hoge may have influence over the corporate activities of the issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. However, Mr. Hoge does not have any present plans, and has not made any proposals, that relate to or that would result in any of such actions. The reporting persons hold the common stock of the issuer for investment purposes.

Depending on the factors discussed herein, the reporting persons may, from time to time, acquire additional shares of common stock and/or retain and/or sell all or a portion of the shares of common stock they hold in the open market or in privately negotiated transactions. Any actions the reporting persons might undertake will be dependent upon their review of numerous factors, including, among other things, the price of the issuer's common stock, general market and economic conditions, ongoing evaluation of the issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, each reporting person's need for liquidity, and other future developments. Any future acquisitions or dispositions of the issuer's common stock will be subject to the issuer's policies, including its insider trading policy, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Hoge beneficially owns 320,873 shares, or 6.7%, of the issuer's common stock, including 500 shares of common stock issuable upon the exercise of stock options within 60 days and 50,000 shares of common stock issuable upon the exercise of warrants within 60 days.

The Brett Widney Hoge Revocable Trust dated July 7, 2014 beneficially owns 50,000 shares of common stock issuable upon the exercise of warrants within 60 days, or 1.0% or the issuer's common stock.

RGH & BRH LLC beneficially owns 20,000 shares of common stock issuable upon the exercise of warrants within 60 days, or 0.4% or the issuer's common stock.

The ownership percentages are based upon 4,752,463 shares of the issuer's common stock outstanding as of November 18, 2025, as reported in the issuer's definitive proxy statement filed with the Securities and Exchange Commission on November 21, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Hoge has sole voting and dispositive power with respect to 270,873 shares of the issuer's common stock. Mr. Hoge and the Brett Widney Hoge Revocable Trust dated July 7, 2014 have shared voting and dispositive power with respect to 50,000 shares of the issuer's common stock. Mr. Hoge, the Brett Widney Hoge Revocable Trust dated July 7, 2014 and RGH & BRH LLC have shared voting and dispositive power with respect to 20,000 shares of the issuer's common stock.
Transactions in the class effected during the past sixty days:
On November 18, 2025, Mr. Hoge acquired 83,000 shares of the issuer's common stock in the open market at a weighted-average price of $1.0738 per share. On November 19, 2025, Mr. Hoge acquired 15,000 shares of the issuer's common stock in the open market at a weighted-average price of $1.1647 per share. On November 20, 2025, Mr. Hoge acquired 4,000 shares of the issuer's common stock in the open market at a weighted-average price of $1.1959 per share. On November 21, 2025, Mr. Hoge acquired 20,000 shares of the issuer's common stock in the open market at a weighted-average price of $1.2070 per share.

The information set forth in Item 3 with respect to the Private Placement is hereby incorporated by reference into this Item 5.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. Hoge's stock options exercisable for 500 shares of common stock of the issuer within 60 days were issued as compensation for Mr. Hoge's service as a director of the issuer.

The information set forth in Item 3 with respect to the Private Placement is hereby incorporated by reference into this Item 5.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Form of Warrant (incorporated by reference to Exhibit 4.1 to the issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2026).
99.2 Form of Convertible Note (incorporated by reference to Exhibit 4.2 to the issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2026).
99.3 Form of Purchase Agreement (incorporated by reference to Exhibit 10.1 to the issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2026).
99.4 Joint Filing Agreement, dated March 18, 2026.

## Signatures
- Brett Widney Hoge: /s/ Brett Hoge, Brett Hoge (03/18/2025)
- Brett Widney Hoge Revocable Trust dated July 7, 2014: /s/ Brett Hoge, Brett Hoge, Trustee (03/18/2025)
- RGH & BRH LLC: /s/ Brett Hoge, Brett Hoge, Managing Member (03/18/2025)